SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 13, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

On December 10, 2010, China Southern Airlines Company Limited (the “Company”) published the following announcements on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/sehk/20101210/LTN20101210537.pdf, notifying its shareholders of a supplemental notice relating to the Company’s second extraordinary general meeting of 2010 (the “EGM”) to be held on December 29, 2010; and

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/20101210/LTN20101210541.pdf, attaching the Company’s second form of proxy in connection with the EGM.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: December 13, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF THE 2010 SECOND EXTRAORDINARY GENERAL MEETING

Reference is made to the Notice of Extraordinary General Meeting published by China Southern Airlines Company Limited (the "**Company**") on 12 November 2010. The 2010 second extraordinary general meeting of the Company (the "**EGM**") will be held at 9:30 a.m. on 29 December 2010 (Wednesday) at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC.

The board of directors of the Company (the "**Board**") received the motion made by China Southern Air Holding Company ("**CSAHC**"), a controlling shareholder of the Company, for additional proposals to be submitted to the EGM for approval by the shareholders of the Company. All members of the Board took part in the review. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposals to be submitted to the EGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the Articles of Association.

SUPPLEMENTAL NOTICE is hereby given that the EGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as ordinary resolutions, in addition to the resolution as set out in the Notice of Extraordinary General Meeting issued on 12 November 2010:

ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1. to consider and approve the election of directors for the sixth session of the Board.

   Mr. Si Xian Min, Mr. Li Wen Xin and Mr. Wang Quan Hua be elected as the non-executive directors of the sixth session of the Board; Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Xu Jie Bo and Mr. Chen Zhen You be elected as the executive directors of the sixth session of the Board; and Mr. Gong Hua Zhang, Mr. Lam Kwong Yu, Mr. Wei Jin Cai and Mr. Ning Xiang Dong be elected as the independent non-executive directors of the sixth session of the Board.

   Cumulative voting shall be adopted for the election of directors for the sixth session of the Board of the Company.

   (For details of the biographies of the directors, please refer to Appendix I)

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2. to consider and approve the election of shareholders' representative supervisors for the sixth session of the supervisory committee of the Company (the "**Supervisory Committee**") .

   Mr. Pan Fu, Mr. Li Jia Shi and Ms. Zhang Wei be elected as the shareholders' representative supervisors for the sixth session of the Supervisory Committee.

   Cumulative voting shall be adopted for the election of shareholders' representative supervisors for the sixth session of the Supervisory Committee of the Company.

   (For details of the biographies of the shareholders' representative supervisors, please refer to Appendix II)

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

11 December 2010

Notes:

1. Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolution set out in the notice of EGM dated 12 November 2010. Please refer to the notice of EGM for the other resolution to be passed at the EGM and other relevant matter.

2. Since the proxy form sent together with the circular dated 12 November 2010 (the "First Proxy Form") does not contain the proposed additional resolutions as set out in this supplemental notice of EGM, a new proxy form (the "Second Proxy Form") has been prepared and is enclosed with this supplemental notice of EGM.

3. The Second Proxy Form for use at EGM is enclosed and is also published on the websites of the Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

4. A shareholder who has not yet lodged the First Proxy Form with the Company's H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company's H Share registrar – Hong Kong Registrars Limited is at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company's H Share registrar.

5. A shareholder who has already lodged the First Proxy Form with the Company's H Share registrar should note that:

   (i) If no Second Proxy Form is lodged with the Company's H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

   (ii) If the Second Proxy Form is lodged with the Company's H Share registrar at or before 9:30 a.m. on Tuesday, 28 December 2010, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

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(iii) If the Second Proxy Form is lodged with the Company's H share registrar after 9:30 a.m. on Tuesday, 28 December 2010, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

6. Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

7. The directors and supervisors will be elected through cumulative voting at the EGM, the number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholder, and (ii) the number of directors or supervisors to be elected. A shareholder can give all his or her votes to one candidate or divide his or her votes among several candidates. Directors and supervisors are elected at the EGM based on the total number of votes he or she receives.

As at the date of this notice, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

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APPENDIX I

RESUME OF THE CANDIDATES OF THE DIRECTORS FOR THE SIXTH SESSION OF THE BOARD

Directors

1. **Si Xian Min**, aged 53, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Vice Party Secretary and secretary to the disciplinary committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

2. **Li Wen Xin**, aged 61, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management and is a senior expert of political science. Mr. Li began his career in 1969. Mr. Li was the secretary to the disciplinary committee, deputy party secretary and vice president of China General Aviation Corporation; as the party secretary and vice general manager of the Shanxi branch of China Eastern Airlines Corporation Limited; as the vice party secretary and secretary to the disciplinary committee of China Eastern Air Holding Company; and as the chairman of the supervisory committee of China Eastern Airlines Corporation Limited. From September 2002 to September 2006, he was appointed as the party secretary and vice president of China Eastern Air Holding Company. Since September 2006, he has been the Party Secretary and Vice President of CSAHC. Mr. Li has been a director of the Company since 28 December 2006.

3. **Wang Quan Hua**, aged 56, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of Southern Airlines (Group) Company. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since 13 May 2003, Mr. Wang has been a director of the Company. Mr. Wang has been the chairman of Southern Airlines Culture and Media Co., Ltd. ("SACM"). Currently, Mr. Wang is also the director of Nan Lung Holding Limited, Solar Insurance Group Company Limited and China National Aviation Corp (HK) Ltd. and the non-executive director of TravelSky Technology Limited (#696).

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4. **Tan Wan Geng**, aged 46, is an economist graduated from Zhongshan University, majoring in regional geography, with qualification of post graduate degree and a master degree in economics. Mr. Tan began his career in civil aviation in 1990 and has served as the head of the infrastructure department and director of human resources department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China, and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Vice President of the Company from February 2006 to January 2009. Mr. Tan has been a director of the Company since 15 June 2006 and the President of the Company since January 2009.

5. **Zhang Zi Fang**, aged 52, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the deputy commissar and subsequently the commissar of the pilot corps of China Northern Airlines Company; as the party secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch of CSAHC Northern Airlines. Mr. Zhang was the Director of Political Works Department of CSAHC and was the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Vice Party Secretary of the Company from December 2007 to February 2009. He has been the Party Secretary and Executive Vice President of the Company since February 2009. Mr. Zhang has been a director of the Company since 30 June 2009. He is also the Vice Chairman of SACM.

6. **Xu Jie Bo**, aged 45, graduated with a bachelor degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the division head of the infrastructure and finance division, the deputy director and director of the financial department of Central and Southern China Civil Aviation Administration; as the General Manager of the Financial Department; as the Chief Accountant and the General Manager of the Financial Department of the Company. He has been a director and the Chief Financial Officer of the Company since April 2001 and a director, the Executive Vice President, the Chief Financial Officer and the Chief Accountant of the Company since August 2003. Mr. Xu has also been the chairman of Guizhou Airlines Company Limited; the vice chairman of Xiamen Airlines Company Limited and the vice chairman of Sichuan Airlines Corporation Limited.

– 5 –

7. **Chen Zhen You**, aged 58, graduated with an MBA degree from Murdoch University in Australia, an economist. Mr. Chen started his career in 1969. He worked as the vice director of the Office of International Affairs of Guangzhou Civil Aviation Administration; as the vice director of the Office of Overseas Business and the general manager of the Department of Foreign Affairs of China Southern Airlines Company Limited; and as the Office Director and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labour Union of the Company since February 2005. Mr. Chen has been a director of the Company since 15 June 2006. He is also the chairman of Zhuhai Airlines.

8. **Gong Hua Zhang**, aged 64, a senior accountant at professor level. With over 40 years of accounting experience, Mr. Gong had served as a Deputy Chief Accountant, a director of the Financial Bureau of China Petroleum Pipeline Bureau, a Financial Secretary of China National Petroleum Corporation and a Chief Accountant of China National Petroleum Corporation. He was a director of PetroChina Company Limited from October 1999 to May 2008, the Chairman of the Board of PetroChina Finance Company Limited from May 1999 to September 2009 and a Director of China Cheung Kong Electric Power Co., Ltd from September 2002 to June 2010. Mr. Gong has been an independent non-executive director of the Company since 28 June 2007 and vice president of Accounting Society of China, member of the Accounting Standards Committee of the Ministry of Finance and member of China Valuation Standards Committee. He is also an independent director of China Shenhua Energy Company Limited (#1088), an external director of China Dongfang Electricity Group Company Limited, an independent director of Nanyang Commercial Bank (China) Company Limited and an independent director of China Railway Group Limited (#390).

9. **Lam Kwong Yu**, aged 66, is an expert in the field of civil aviation. Mr. Lam served as the General Manager of the Hong Kong Airport, the Vice Director and Director of the Civil Aviation Department of Hong Kong Government, a Director of the Airport Authority Hong Kong and the Chairman of the Aviation Advisory Board of Hong Kong, member of the Selection Committee for the Hong Kong Special Administrative Region. Mr. Lam once served as the COO of K. Wah Management Services Limited and an independent non-executive director of Hong Kong Aircraft Engineering Company (#44). Mr. Lam has been an independent non-executive director of the Company since 28 June 2007. He is concurrently an independent non-executive director of Lei Shing Hong Limited, an independent director of New World First Bus Services Limited and Citybus Limited, and an independent non-executive director of Gold Joy Travel Holding Company.

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10. **Wei Jin Cai**, aged 60, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the deputy party secretary of the Party Committee of Institution of the Civil Aviation Administration of China before he was appointed as the party secretary of Civil Aviation Management Institute of China from March 1993 to November 2008 and the president of Civil Aviation Management Institute of China from November 2008 to August 2010. He currently also serves as an independent director of Shandong Airlines Company Limited.

11. **Ning Xiang Dong**, aged 45, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning started his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive vice director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. He currently serves as a professor and a doctorate-tutor of the School of Economics and Management of Tsinghua University, and the executive director of Centre for Corporate Governance at Tsinghua University. He was previously appointed as an independent director of Datang Telecom Technology Co., Ltd. He currently also serves as an independent director of four listed companies, namely, Shantui Construction Machine Co Ltd, Hong Yuan Securities Co., Ltd, Goer Tek Inc. and Aerospace Hi-Tech Holding Group Co., Ltd.

Save as disclosed above, none of the above director candidates has held any other directorships in any listed public companies, in Hong Kong or overseas, in the last three years or has held any other positions within the Group. Furthermore, none of the above director candidates has any relationship with any directors, supervisors, senior management, substantial shareholders or controlling shareholders of the Company. Save as disclosed above, as at the date of this notice, none of them had any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

According to the articles of association of the Company, the term of each session of the Board is 3 years and directors are eligible for re-election upon completion of their term subject to the provisions of the articles of association of the Company. Each director will enter into a service contract with the Company upon his re-election or appointment. Pursuant to the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited", the annual basic emolument of a director is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB249,000 for Chairman of the Board, RMB229,000 for vice-Chairman of the Board, RMB199,000 for a director and RMB100,000 for an independent non-executive director. Further details of the emolument for directors have been disclosed in the circular of the Company dated 14 May 2009.

Each of the candidates for independent non-executive directors has met the independence requirements as set out in Rule 3.13 of the Listing Rules.

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Save as disclosed herein, there are no other matters relating to the re-election or appointment of the above director candidates that need to be brought to the attention of the shareholders nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

RETIREMENT OF DIRECTORS

Mr. Wang Zhi and Mr. Sui Guang Jun will not stand for re-election and will retire as independent non-executive directors of the Company upon the conclusion of the EGM as they have continuously been appointed as the independent non-executive directors for six years. Mr. Wei Jin Cai and Mr. Ning Xiang Dong will be new candidates for director for the sixth session of the Board. The retiring directors confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirements that must be brought to the attention of the Shareholders. The Board would like to thank them for their contribution to the success of the Company.

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APPENDIX II

RESUME OF THE CANDIDATES OF THE SHAREHOLDERS' REPRESENTATIVE SUPERVISORS FOR THE SIXTH SESSION OF THE SUPERVISORY COMMITTEE

1. **Pan Fu**, aged 47, graduated with a master degree from Chongqing University majoring in power systems and automation, and also a senior engineer. Mr. Pan started his career in 1986, and served successively as the Deputy Chief Engineer of Power Laboratory and the Deputy Head of the Planning Department of Yunnan Provincial Electric Power Bureau, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation from 1993 to 2003; the Deputy Director and Director of the Security Department of Supervision of China Southern Power Grid Company Ltd form February 2003 to April 2004; the Director of the China Southern Power Grid Technology and Research Center form April 2004 to January 2005; the General Manager, the Party Member and the Deputy Secretary of The Party of the Guizhou Power Grid Corporation from January 2005 to November 2007; the Director of the Planning Development Department of China Southern Power Grid Company Ltd from November 2007 to November 2010. He served as the Party Member and the Party Discipline Inspection Team leader of CSAHC since November 2010.

2. **Li Jia Shi**, aged 49, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University, EMBA major. Mr. Li started his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the CSAHC from September 1994 to February 1998; Party Secretary and vice general manager of Guangzhou Nanland Air Catering Company Limited from February 1998 to April 1999; the Deputy Head of the Organization Division of the Party Committee of the Company from April to December 1999; and the Head of the Organization Division of the Party Committee of the Company from December 1999 to December 2003. He served as the deputy secretary of the disciplinary committee and the office director of the disciplinary committee of the Company from December 2003 to December 2007. Mr. Li has served as the Secretary and Director of Office of the Disciplinary Committee of the Company since December 2007, and a supervisor of the Company since June 2009. He currently is also the chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

3. **Zhang Wei**, aged 44, graduated with a master degree from Tianjin University majoring in investment skills and economics and a senior accountant. Ms. Zhang started her career in 1988 and served as clerk at deputy director level of the Finance Department, the Manager of the Fixed Assets Office of the Finance Department, the General Manager Assistant and Vice General Manager of the Finance Department of the Company from 1995 to 2005; the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from August 2005 to July 2006; and the General Manager and Party Secretary of China Southern Airlines Group Finance Company Limited from August 2006 to October 2007. Ms. Zhang had then been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to August 2008. Since August 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been a supervisor of the Company since June 2008. Ms. Zhang is currently also the Convener of the Supervisory Committee of China Southern Airlines Group Finance Company Limited, the Chairman of Supervisory Committee of China Southern Airlines Group Import & Export Trading Ltd, the Chairman of Supervisory Committee of China Southern Airlines Group Construction and Development Company Limited and the Chairman of the supervisory committee of SACM.

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Save as disclosed above, none of the above shareholders' representative supervisors candidates has held any other directorships in any listed public companies, in Hong Kong or overseas, in the last three years or has held any other positions within the Group. Furthermore, none of the above shareholders' representative supervisors candidates has any relationship with any directors, supervisors, senior management, substantial shareholders or controlling shareholders of the Company. Save as disclosed above, as at the date of this notice, none of them had any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

According to the articles of association of the Company, the term of each session of the Supervisory Committee is 3 years and the supervisors are eligible for re-election upon completion of their term subject to the provisions of the articles of association of the Company. Each shareholders' representative supervisor will enter into service contract with the Company upon his/her re-election or appointment. Pursuant to the "Administrative Measures on Supervisors' Remuneration of China Southern Airlines Company Limited", the emolument of a supervisor is determined with reference to the responsibilities, risk and contributions of his/her position, i.e. RMB199,000 for the Chairman of the Supervisory Committee and RMB159,000 for a supervisor. Further details of the emolument for supervisors have been disclosed in the circular of the Company dated 14 May 2009.

Save as disclosed herein, there are no other matters relating to the re-election or appointment of the shareholders' representative supervisors candidates that need to be brought to the attention of the shareholders nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

RETIREMENT OF SUPERVISOR

Mr. Sun Xiao Yi will not stand for re-election and will retire as a supervisor of the Company upon the conclusion of the EGM due to job arrangement. Mr. Pan Fu will be a new candidate for shareholders' representative supervisor for the sixth session of the Supervisory Committee. The retiring supervisor confirms that there is no disagreement between himself and the Company and there is no matter in relation to their retirements that need to be brought to the attention of the shareholders for his retirement. The Board would like to thank Mr. Sun for his contribution to the success of the Company.

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中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

The number of H Shares to which this proxy form relates[1]	

Second Form of Proxy for the 2010 Second Extraordinary General Meeting ("EGM")

I/We[2], ____________________, holder of share account number ____________________,

residing at ____,

being the registered holder of[3] ____________________ ordinary shares of the Company,

HEREBY APPOINT[4] ____________________, residing at ____________________

____,

as my/our proxy/proxies to attend on my/our behalf the EGM of China Southern Airlines Company Limited (the "**Company**") to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on Wednesday, 29 December 2010 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below[5 and 11].

	Ordinary Resolution	For[5]	Against[5]	Abstain[5]
1	To approve the financial services agreement dated 8 November 2010 entered into between Southern Airlines Group Finance Company Limited and the Company.			
	Additional Ordinary Resolutions			
2	To consider and approve the election of directors for the sixth session of the board of directors of the Company.			
	Directors' candidates	**For[11]**	**Against[11]**	**Abstain[11]**
2.1	Si Xian Min			
2.2	Li Wen Xin			
2.3	Wang Quan Hua			
2.4	Tan Wan Geng			
2.5	Zhang Zi Fang			
2.6	Xu Jie Bo			
2.7	Chen Zhen You			
2.8	Gong Hua Zhang			
2.9	Lam Kwong Yu			
2.10	Wei Jin Cai			
2.11	Ning Xiang Dong			
3	To consider and approve the election of shareholders' representative supervisors for the sixth session of the supervisory committee of the Company.			
	Supervisors' candidates	**For[11]**	**Against[11]**	**Abstain[11]**
3.1	Pan Fu			
3.2	Li Jia Shi			
3.3	Zhang Wei			

Signature[6]: ____________________ Date: ____________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in BLOCK CAPITAL(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5. Regarding resolution No. 1, if you wish to vote for the resolution, please insert a "√" in the box marked "FOR"; or if you wish to vote against the resolution, please insert a "√" in the box marked "AGAINST"; or if you wish to abstain from voting for or against the resolution, please insert a "√" in the box marked "ABSTAIN". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the relevant provisions of the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

8. A proxy, on behalf of the shareholder, attending the EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 8.

10. Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

11. Regarding the sub-resolutions of resolutions No. 2 and No. 3 "cumulative voting" will be used, please fill in the boxes in accordance with the following instructions:

    (i) In relation to the sub-resolutions of resolutions No. 2 and No. 3, for every share held by you, you will have the same number of voting rights which equals to the number of directors or supervisors to be elected. Take election of directors as an example, if you are holding 1 million shares and 11 directors will be elected at the EGM, the aggregate number of votes which you will have will be 11 million (i.e. 1 million shares x 11 = 11 million voting shares) for sub-resolutions of resolution No. 2.

    (ii) Please note that you may cast your votes on every candidate provided that the total number of votes which you cast do not exceed the number of votes to which you are entitled; cast all your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on one candidate; or cast your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on certain candidates. If you wish to cast equal number of votes to each candidate for director, please insert a "√" in the boxes marked "FOR" or "AGAINST" as appropriate. Otherwise, please specify the number of votes cast for each of the 11 candidates for director in the boxes marked "FOR", "AGAINST" or "ABSTAIN". For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 2 is 11 million. You may choose to cast the 11 million votes equally amongst the 11 candidates (For or Against); or to cast all your votes on one candidate (For or Against); or cast 2 million votes to candidate A for director (For or Against), 2 million votes to candidate B for director (For or Against), 2 million votes to candidate C for director (For or Against), 2 million votes to candidate D for director (For or Against), 3 million votes to candidate E for director (For or Against), and not to cast any votes for the remaining candidates for director, etc.

    (iii) When the total votes, represented by the shares held by you multiplied by the number of directors to be elected, are used up after voting for some of the candidates, you will have no votes remaining to be cast on other candidates. i.e., the total number of both of your "For" and "Against" votes cast shall not exceed the aggregate number of votes to which you are entitled.

    (iv) Please note that when the total votes cast by you on the 11 candidates for directors exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; when the total votes cast by you for the 11 candidates for directors are less than the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 2 is 11 million: (a) if you fill in the "For" or "Again" of "cumulative voting" under a particular candidate for director with "11 million shares", you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate for directors. Should you fill in the blanks under the resolution No. 2 with any number of shares (other than 0), all your votes on resolution No. 2 will be invalid; or (b) if you fill in the "For" (or "Against") of "cumulative voting" under candidate A for director with "6 million shares" and under candidate B for director with "4 million shares", the 10 million of votes cast by you are valid and the remaining 1 million of votes will be regarded as abstain votes.

    (v) Where the "For" votes cast for a particular candidate for directors are more than half of the total number of shares held by all shareholders attending (before cumulation) and where the "For" votes exceed the "Against" votes, the candidate in question will be considered to have won the votes. Where the elected directors at the EGM are less than the number of directors required to be elected, new rounds of voting are required to be held for election of the remaining directors until the number of directors to be elected are fulfilled.

    (vi) When a new round of director election is held pursuant to (v) above, the calculation of cumulation should be based on the number of directors to be elected during the round of election in question.